 Exhibit 99.1

SANDSTORM GOLD ROYALTIES ANNOUNCES 2018 SECOND QUARTER RESULTS

Vancouver, British Columbia — August 1, 2018 Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) has released its results for the second quarter ended June 30, 2018 (all figures in U.S. dollars).

— SECOND QUARTER HIGHLIGHTS

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Revenue of $18.9 million (Q2 2017 - $16.1 million);
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Attributable gold equivalent ounces1 sold of 14,465 ounces (Q2 2017 – 12,750 ounces);
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Average cash cost per attributable gold equivalent ounce1 of $296 resulting in cash operating margins1 of $1,013 per ounce (Q2 2017 - $290 per ounce and $970 per ounce respectively);
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Cash flows from operating activities, excluding changes in non-cash working capital1, of $12.3 million (Q2 2017 – $10.1 million);
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Net income of $0.7 million (Q2 2017 – net loss of $1.9 million);
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On June 26, 2018, the Company announced the results of the Hod Maden Pre-Feasibility Study. The PFS projects a pre-tax NPV (5% discount rate) of $1.4 billion and an IRR of 60%2. The study also outlines total production of more than 2.6 million gold equivalent ounces over an 11 year mine life and it is expected that gold will be produced at an all-in sustaining cost, on a co-product basis1, of less than $400 per ounce;
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Sandstorm acquired 8 royalties on exploration-stage projects in Burkina Faso, Egypt and Côte d’Ivoire. The Company now has 188 royalties in its portfolio.

— OUTLOOK

Based on the Company’s existing royalties, attributable gold equivalent ounces sold is forecasted to be between 54,000 – 60,000 for 2018 and between 63,000 – 73,000 ounces in 2019. The Company is forecasting attributable gold equivalent production of 140,000 ounces in 2023.

— FINANCIAL RESULTS

Sandstorm’s revenue during the second quarter of 2018 was $2.9 million higher than the comparable period in 2017, driven by a 13% increase in the number of attributable gold equivalent ounces sold and a 4% increase in the average realized selling price per ounce of gold.

Net income was higher when compared to the same period in 2017 partly due to certain non-recurring items that were recognized during the second quarter of 2017 including a $4.5 million non-cash impairment charge. The increase in net income was partially offset by a $1.1 million foreign exchange loss during the period.

— STREAMS & ROYALTIES: Q2 UPDATES

Of the gold equivalent ounces sold by Sandstorm, approximately 28% were attributable to mines located in Canada, 24% from the rest of North America and 48% from South America and other countries.

	Three months ended June 30, 2018
	Revenue (in $000s)	Gold Equivalent Ounces
Canada	$5,385	4,131
North America excl. Canada	$4,463	3,372
South America & Other	$9,085	6,962
Total	$18,933	14,465

Canada
Streams and royalties on Canadian mines contributed 13% less gold equivalent ounces sold to Sandstorm when compared to the second quarter of 2017. The change is primarily attributable to a decrease in gold equivalent ounces sold attributable to the Ming mine in the Newfoundland and the Bachelor Lake mine in Quebec, offset by an increase in royalty revenue from the Bracemac-McLeod mine in Quebec.

Black Fox Stream

McEwen Mining Inc. (“McEwen”) recently reported exploration results from their ongoing $15 million exploration program at the Black Fox Complex in Ontario, Canada. The goals of McEwen’s 2018 exploration program are to grow known deposits and make new discoveries to contribute to near-term gold production.

A significant portion of the drilling at Black Fox during the second quarter of 2018 focused on near mine exploration that could be brought into production quickly. A revised Black Fox Mineral Resource estimate was completed, which eliminated the Inferred resource category and increased the Indicated ounces and grade.

For more information refer to www.mcewenmining.com and see the press release dated July 25, 2018.

Sandstorm has a gold stream agreement to purchase 8% of the gold produced from Black Fox at an ongoing cost of US$540 per ounce.

North America Excluding Canada
When compared to the second quarter of 2017, gold equivalent ounces coming from North America, excluding Canada, increased by 8%. The change was driven by an increase in gold equivalent ounces sold attributable to the Santa Elena mine in Mexico.

South America & Other
Operations in South America and other countries contributed an additional 2,097 gold equivalent ounces sold when compared to the second quarter of 2017, representing a 43% increase. The newly acquired Houndé royalty contributed 1,321 of those ounces.

Cerro Moro Silver Stream

At Cerro Moro, Yamana Gold Inc. (“Yamana”) recently announced that their current exploration program is progressing towards increasing life of mine reserves and resources. Yamana expects that the successful drilling on the newly discovered Veronica vein, the Escondida Far East and Escondida Far West veins will lead to a measured and indicated mineral resource that will replace mining depletion from 2018 production.

For more information refer to www.yamana.com and see the press release dated May 2, 2018.

Beginning in 2019, Sandstorm has a silver stream agreement to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered to Sandstorm 7.0 million ounces of silver, then 9.0% of the silver produced thereafter for the life of the mine. Sandstorm will make ongoing payments for each ounce of silver received, equal to 30% of the spot price per ounce of silver.

Aurizona Royalty

Equinox Gold Corp. (“Equinox Gold”) announced that overall project construction is 60% complete at the Aurizona gold mine in Brazil. Pre-production mining activities commenced in mid-April and the mining contractor has removed more than 986,000 tonnes of waste. In mid-July Equinox Gold commenced stockpiling of ore to prepare for commissioning of the plant. Construction is proceeding on schedule to pour gold by the end of 2018.

For more information refer to www.equinoxgold.com and see the press release dated July 24, 2018.

Sandstorm has a 3% - 5% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on the Aurizona Greenfields property, a 190,073 hectare package of exploration ground adjacent to the Aurizona project.

— WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Thursday, August 2, 2018 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688
North American Toll-Free: (+1) 888 390 0546
Conference ID: 66493877
Webcast URL: https://bit.ly/2NOUeib

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the three and six months ended June 30, 2018 will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormgold.com.

Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable ounce, cash operating margin, cash flows from operating activities excluding changes in non-cash working capital, and all-in sustaining cost per gold ounce on a co-product basis. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable ounce is calculated by dividing the Company’s sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized selling price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. With respect to the Hod Maden project, all-in sustaining cost per gold ounce on a co-product basis is calculated by removing the impact of other metals that are produced as a result of gold production and apportions the costs (operating costs, royalties, treatment and refining costs and sustaining capital) to each commodity produced on a percentage of revenue basis. These gold apportioned costs are then divided by the payable gold ounces produced. The Company presents all in sustaining cost per gold ounce on a co-product basis as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. [(Operating Costs ($557.6 million) + Royalties ($131.4 million) + Treatment & Refining Costs ($164.9 million) + Sustaining Capital ($114.2 million)) x Gold Revenue ($2,586.4 million)/Total Revenue ($3,360.8 million)] / Payable Gold Ounces (1,990,000 oz) = $374 all in sustaining cost per ounce]. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS).The Company’s royalty and other commodity stream income is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

Note 2

All figures are on a 100% project basis unless otherwise stated. Sandstorm has a 30% interest in the Hod Maden project.

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2017 and the Company’s annual information form dated March 29, 2018 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Kim Forgaard
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1164